Exhibit 99.1

Meten Holding Group Ltd.

(incorporated in the Cayman Islands with limited liability)

(Nasdaq: METX)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Meeting”) of holders of ordinary shares (the “Ordinary Shares”) (the “shareholders”) of Meten Holding Group Ltd. (the “Company”) will be held on June 28, 2022, at 9:30 a.m., Eastern Time at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China.

The Meeting and any or all adjournments thereof will be held for the following purposes:

1.	to remove Guangqing Sun as a director of the Company (the “Director Removal”);

2.	to elect Ye Ren as a director of the Company (the “Director Election”);

3.	to increase the Company’s authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each (the “Increase of Authorized Share Capital”); and

4.	to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and the authorization to the board of directors to fix Audit Alliance LLP’s remuneration (the “Ratification of Auditor”).

The Board of Directors has fixed the close of business on June 3, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at https://investor.metenedu-edtechx.com.

Management is soliciting proxies. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.proxyvote.com, (ii) vote it by phone at 1-800-690-6903, or (iii) mail it or deposit it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

For the proxy to be valid, the duly completed and signed form of proxy must be received not less than forty-eight (48) hours before the time appointed for holding the Meeting or any adjournment of the Meeting. A shareholder may appoint as his, her or its proxy a person other than those named in the enclosed form of proxy.

By Order of the Board of Directors,

/s/ Jishuang Zhao
Jishuang Zhao
Chairman of the Board of Directors

Shenzhen, China

June 7, 2022

METEN HOLDING GROUP LTD.

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 28, 2022

9:30 a.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Meten Holding Group Ltd. (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on June 28, 2022, at 9:30 a.m. Eastern Time at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting in real time. Beneficial shareholders who hold their Ordinary Shares through a broker, investment dealer, bank, trust corporation, custodian, nominee or other intermediary who have not duly appointed themselves as proxyholder will be able to attend as guest and view the webcast, but will not be able to participate in or vote at the Meeting.

Only holders of the ordinary shares of the Company of record at the close of business on June 3, 2022 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	to remove Guangqing Sun as a director of the Company (the “Director Removal”);

2.	to elect Ye Ren as a director of the Company (the “Director Election”);

3.	to increase the Company’s authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each (the “Increase of Authorized Share Capital”); and

4.	to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and the authorization to the board of directors to fix Audit Alliance LLP’s remuneration (the “Ratification of Auditor”).

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1 to No. 4.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so at the Meeting. Shareholders who are unable to attend the Meeting or any adjournment thereof and who wish to ensure that their Ordinary Shares will be voted are requested to complete, date and sign the enclosed form of proxy in accordance with the instructions set out in the form of proxy and in the proxy statement accompanying this Notice and (i) vote it online at www.proxyvote.com, (ii) vote it by phone at 1-800-690-6903, or (iii) mail it or deposit it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to Nasdaq’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended December 31, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2021 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Financials” section of the Company’s website at https://investor.metenedu-edtechx.com. If you want to receive a paper or email copy of the Company’s 2021 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations counsel of the Company, at info@ascent-ir.com.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The following questions and answers are intended to address briefly some commonly asked questions regarding the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters, you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its annual general meeting of shareholders meeting to approve the Director Removal, the Director Election, the Increase of Authorized Share Capital and the Ratification of Auditor.

We have included in this proxy statement important information about the Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the Meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to:

1.	to remove Guangqing Sun as a director of the Company;

2.	to elect Ye Ren as a director of the Company;

3.	to increase the Company’s authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each; and

4.	to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and the authorization to the board of directors to fix Audit Alliance LLP’s remuneration.

Q: What are the recommendations of the Board of Directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE DIRECTOR REMOVAL, THE DIRECTOR ELECTION, THE APPROVAL OF INCREASE OF AUTHORIZED SHARE CAPITAL AND THE RATIFICATION OF AUDITOR ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” ALL THESE PROPOSALS.

Q: When and where will the Meeting be held?

A: The Meeting will be held on June 28, 2022 at 9:30 a.m. EST in a hybrid-meeting format. In-person participants will be able to attend the Meeting at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China.

Q: Who is entitled to vote at the Meeting?

A: The record date for the Meeting is June 3, 2022. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof. As of the record date, there were 11,404,332 ordinary shares outstanding. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Meeting?

A: At the Meeting, one or more shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third (1/3) of all voting power of the Company’s share capital in issue throughout the Meeting shall form a quorum.

Q: How many votes are required to approve the proposals?

A: The approval of the proposals requires the affirmative vote of a simple majority of votes cast by shareholders as, being entitled to do so, vote in person or, by proxy or, in the case of a shareholder being a corporation, by its duly authorized representative. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: How do the shareholders vote?

A: The shareholders have three voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at www.proxyvote.com;

(2)	By mail or deposit to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717; or

(3)	By phone at 1-800-690-6903.

Q: How can I attend the Meeting?

A: The Meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the Meeting in person at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China.

Q: May shareholders ask questions at the Meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the Meeting.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may do this in one of three ways:

1.	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Meeting;

2.	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

3.	by attending the Meeting in person at 3rd Floor, Times Fortune Building, 88 Fuhua 3rd Road, Futian District, Shenzhen City, Guangdong Province, China, and casting your votes.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact METEN HOLDING GROUP LTD., 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, People’s Republic of China, or call +(86)755-8294-5250. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A: Members of the Board of Directors and executive officers of the Company do not have any interest in any proposal that is not shared by all other shareholders of the Company.

PROPOSALS NO. 1 AND NO. 2

DIRECTOR REMOVAL AND DIRECTOR ELECTION

To consider and approve a proposal for the Company to remove Mr. Guangqing Sun as a director and elect Ms. Ye Ren as a director of the Company.

Director For Election

The director named below will seek election at the Meeting. The director to be elected will hold office until her appointment is otherwise terminated in accordance with the amended and restated articles of association of the Company.

Ms. Ye Ren is our director nominee. From August 2019 to March 2022, Ms. Ren served as chief financial officer of CN Energy Group Ltd. (Nasdaq: CNEY) where she was responsible for supervising finance team, reviewing and approving financial and accounting transactions, and financial regulation compliance. From April 2017 to July 2018, Ms. Ren served as the Deputy Finance Manager of Zhejiang Yongning Pharmaceutical Co., Ltd., where she was responsible for department budget and internal control. From December 2014 to March 2017, Ms. Ren served as an assistant of the chief financial officer of Tantech Holdings Ltd. From October 2013 to November 2015, Ms. Ren served as a senior auditor of Pan-China Certificated Public Accountants LLP. Ms. Ren obtained her bachelor’s degree in Business Administration from George Fox University in 2010 and her master’s degree in Accountancy from the University of South Carolina in 2013.

Vote Required to Approve Proposals 1 and 2

Each of Proposals 1 and 2 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting assuming a quorum reaches.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

DIRECTOR REMOVAL AND DIRECTOR ELECTION

PROPOSAL NO. 3

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL

To consider and approve a proposal for the Company to increase its authorized share capital from “US$50,000 divided into 16,666,667 ordinary shares of US$0.003 par value each” to “US$1,500,000 divided into 500,000,000 ordinary shares of US$0.003 par value each” by the creation of an additional 483,333,333 ordinary shares of a par value of US$0.003 each to rank pari passu in all respects with the existing ordinary shares.

Vote Required to Approve Proposal 3

Proposal 3 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting assuming a quorum reaches.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

APPROVAL TO INCREASE AUTHORIZED SHARE CAPITAL

PROPOSAL NO. 4

RATIFICATION OF AUDITOR

To consider and approve a proposal to ratify the appointment of Audit Alliance LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022, and the authorization to the board of directors to fix Audit Alliance LLP’s remuneration.

Vote Required to Approve Proposal 4

Proposal 4 will be approved only if it receives the affirmative vote of at least a simple majority of the votes cast at the Meeting assuming a quorum reaches.

THE BOARD OF DIRECTORS RECOMMEND

A VOTE FOR

RATIFICATION OF AUDITOR

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

June 7, 2022	/s/ Jishuang Zhao
Jishuang Zhao
Chairman of the Board of Directors